November 16, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Hemispherx Biopharma, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-K/A for the year ended December 31, 2009
(SEC filing No. 1-13441)

Dear Mr. Rosenberg:

We hereby respond to the comments contained in your November 4, 2010 comment letter related to the above referenced Form 10-K and Form 10-K/A of Hemispherx Biopharma, Inc. (the "Company").  Draft revised disclosure for inclusion in the next amended Form 10-K, as requested by the Staff, is attached hereto as Appendix A (the “Appendix”) and marked to show the suggested revisions to the disclosure provided in Appendix A of our prior response letter dated October 8, 2010.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business
Our Products, page 2

Comment 1.      We acknowledge your response to prior comment 2. Please disclose the costs incurred to date related to Ampligen.  You also indicated that you are in process of undergoing the tests needed for the validation phase to address the issues identified in the CRL.  Since you are aware of what needs to be done to comply with the FDA requirements, it appears that costs could be estimated or a range of estimated costs could be determined.  Please revise your proposed disclosure to indicate the nature, timing and estimated costs of the efforts necessary to complete the Ampligen project and the anticipated completion dates or the reason that an estimate cannot be made.

Corporate Headquarters
One Penn Center, 1617 JFK Blvd., Philadelphia, PA 19103	t: 215-988-0080	f: 215-988-1739

Jim B. Rosenberg
November 16, 2010
Page - 2

Response:

Costs incurred to date related to Ampligen:

For the reasons stated below, the Company will add disclosure at the end of the “Our Products” subsection of Item 1. “Business” (p. A-8) for Costs and Expense consistent with the three years presented in the Company’s Consolidated Statements of Operation.  The disclosure also will note that the Company’s aggregate expenses from the time that we first started developing nucleic acid pharmaceutical technology in the mid 1980s through March 2003 were substantially related to the development of Ampligen®, and from that date through the current period were substantially related to Ampligen® and Alferon®.

The Company did not historically track its internal and external costs for Ampligen®, Alferon® or other products on an individual basis.  The Company utilized substantially the same personnel and resources for all products and historically tracked costs on an expense category type, rather than product basis.  As a result, costs incurred with respect to Ampligen® overlapped across multiple development efforts.  The Company believes that collection and evaluation of historical information necessary to determine “to date” costs incurred from the time that we first started developing nucleic acid pharmaceutical technology in the mid 1980s, would be unduly burdensome and in some cases not possible.  The Company also believes that allocation of such expense cannot be determined with any reasonable certainty as data and information covers an approximate fifteen year period.

The Company also believes that such pre-2007 historical information may not provide a meaningful benefit to investors.

The nature, timing and estimated costs of the efforts necessary to complete the Ampligen project:

Please see the revised disclosure in the “Our Products” subsection of Item 1. “Business” (pp. A-4 - A-5).

(17) Fair value, page F-33

Comment 2.      We acknowledge your response to prior comment 5.  You stated that the probability - adjusted Black-Scholes value of your warrants is zero.  Please tell us the assumed probability of an event taking place that would cause cash settlement.  Please also tell us the various factors considered that decreased the likelihood of a Fundamental Transaction occurring that would require cash settlement.  Please provide us with your analysis that supports the probability of each of these factors to be zero and that the value of the warrants is zero for each scenario considered, including scenarios that do not require cash settlement.

Jim B. Rosenberg
November 16, 2010
Page - 3

Response:          The Company utilized the following information in its determination of the Warrant valuation related to:

1.	the assumed probability of an event taking place that would cause cash settlement;
2.	the various factors considered that decreased the likelihood of a Fundamental Transaction occurring that would require cash settlement; and
3.
the analysis that supports the probability of each of these factors to be zero and that the value of the warrants is zero for each scenario considered, including scenarios that do not require cash settlement.

Generally Accepted Accounting Principles requires the value of a liability to be recorded where the warrant holder has a put option or is able to receive cash for their warrants.

Section 3.(e) of the Warrants issued on May 18 and 21, 2009, addresses the potential of a Fundamental Transaction (“Transaction”) occurring while the Warrants are outstanding.  The Transaction which allows the warrant holders to receive cash is defined as (i) an all cash transaction, (ii) a “Rule 13e-3 Transaction” as defined in Rule 13e-3 under the Exchange Act, or (iii) a Transaction involving a person or entity not traded on a national securities exchange.

The following “Factors” were considered in determining the fair value of such liability regarding the assumed probability of an event taking place that would cause a cash settlement, especially regarding a potential Transaction:

1)	The Company has been in business for over 20 years and has only had one product reach FDA approval which was via an acquisition of a company with an existing FDA approved product;
2)
 Based on having the NDA rejected by the FDA in November 2010, the Company will have to perform two Phase III clinical trials, that will cost millions of dollars for the possibility of FDA approval of Ampligen in addition to required funding for commercialization of this product;

3)	Industry and market conditions at May 2009 included a global market recession, adding risk;
4)	Available capital for a potential buyer in a cash transaction as of May 2009 was limited;
5)	The nature of a life sciences company is heavily dependent on future funding and high fixed costs, including research & development;
6)
 According to Forbes.com, of approximately 17,000 public companies, fewer than 30 went private in 2008 and nearly 100 going private deals were completed in 2007, representing a probability ratio of 0.18% and 0.6%, respectively.  This probability would be further reduced based on the nature of a life sciences company and the potential lack of revenues, cash flows, and the Company’s funding needs;

Jim B. Rosenberg
November 16, 2010
Page – 4

7)	Rights to acquire common stock, pursuant to Company's Rights Agreement, make it less attractive to a buyer and therefore less likely to be acquired.

With the factors identified above regarding the probability of an event taking place that could cause cash settlement, a sensitivity analysis was created to estimate the probability-adjusted likelihood of a Transaction occurring which would affect the value of a liability.  The Warrants’ valuation was estimated as follows:

	Warrants’ Valuation
	December 31, 2009

	Grant Date 05/18/09 (Deal #1)		Grant Date 05/21/09 (Deal #2)
	Series I		Investors
	Investors	Agent	Unexercised	Agent
Underlying Price	$0.56	$0.56	$0.56	$0.56
Exercise (Strike) Price	$1.65	$1.38	$1.31	$1.34
Est. Time To Expiration in Years (d)	2.50	2.50	2.20	2.20
Volatility	138%	138%	146%	146%
Interest Rate (e)	1.42%	1.42%	1.14%	1.14%
Yield Rate	0.0%	0.0%	0.0%	0.0%

Warrant Value using Black-Scholes-Merton Pricing Model	$0.00	$0.00	$0.00	$0.00

Number of Warrants Outstanding at 12/31/09	6,136,364	750,000	2,272,440	654,884

Fair Value of Warrants	$-0-	$-0-	$-0-	$-0-

Total Fair Value at December 31, 2009		$-0-		$-0-

Notes
(d) Time to Expiration Calculation
(remaining contract period + vesting period( /2
Deal #1 (59 months + 0)/2 = 2.5 years
Deal #2 (53 months + 0)/2 = 2.2 yrs

(e) Interest Rate Calculation
2 year constant maturity rate at 12/31/09	1.14%
3 year constant maturity rate at 12/31/09	1.70%
Average	1.42%

Jim B. Rosenberg
November 16, 2010
Page - 5

In summary, the Company’s valuation of the probability - adjusted Black-Scholes value of the warrants issued on May 18 and 21 was calculated at zero to both the low probability of conversion to cash, estimated at a probability of 0.5% to 5%, and that the underlying price of the stock was at $0.56 when the exercise (Strike) Prices ranged from $1.31 to $1.65. Accordingly, the Company presented an estimated value of $-0- as Total Fair Value at December 31, 2009. To assure proper valuation, the Company undertakes a similar analysis at the end of each fiscal quarter to determine if the Fair Value of the Warrants has changed. In the event that the Company determined that the Fair Value has materially changed, the Company will revise its valuation of the Warrants and properly disclose the event in the related 10-Q or 10-K filing.

Form 10-K/A filed April 30, 2010

Comment 3.      We note your response to our prior comment 8.  It appears that the figures in the 2008 Stock Awards and Option Awards columns of the Summary Compensation Table on page A-41 of your response letter have not changed from the disclosure included in your Form 10-K for the fiscal year ended December 31, 2008.  Please confirm that all the figures appearing on page A-41 of your response were calculated in accordance with FASB ASC 718.

Response:        The Company has undertaken an analysis of the 2008 Stock Awards and Option Awards columns of the Summary Compensation Table utilizing the Black-Scholes-Merton Pricing Model for stock based compensation in accordance with FASB ASC 718, which recently superseded FASB 123R.  Under each of the above two standards, the dollar value of the compensation remained unchanged as originally presented.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in reviewing the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,
/s/ Charles T. Bernhardt
Charles T. Bernhardt
Chief Financial Officer

Appendix A

OUR PRODUCTS

           Our primary pharmaceutical product platform consists of our experimental compound, Ampligen®, our FDA approved natural interferon product, Alferon N Injection® and Alferon® LDO (low dose oral), our experimental liquid natural interferon for oral administration.

Ampligen®

Ampligen® is an experimental drug currently undergoing clinical development for the treatment of Myalgic Encephalomyelitis / Chronic Fatigue Syndrome (“ME/CFS”).  Over its developmental history, Ampligen® has received various designations, including Orphan Drug Product Designation (FDA), Treatment IND (e.g., treatment investigational new drugs, or “Emergency” or “Compassionate” use authorization) with Cost Recovery Authorization (FDA) and “promising” clinical outcome recognition based on the evaluation of certain summary clinical reports (“AHRQ” or Agency for Healthcare Research and Quality).  Ampligen® represents the first drug in the class of large (macromolecular) RNA (nucleic acid) molecules to apply for New Drug Application (“NDA”) review.  Based on the results of published, peer reviewed pre-clinical studies and clinical trials, we believe that Ampligen® may have broad-spectrum anti-viral and anti-cancer properties.  Over 1,000 patients have participated in the Ampligen® clinical trials representing the administration of more than 90,000 doses of this drug.

Nucleic acid compounds represent a potential new class of pharmaceutical products that are designed to act at the molecular level for treatment of human diseases.  There are two forms of nucleic acids, DNA and RNA.  DNA is a group of naturally occurring molecules found in chromosomes, the cell’s genetic machinery.  RNA is a group of naturally occurring informational molecules which orchestrate a cell’s behavior which, in turn, regulates the action of groups of cells, including the cells which compromise the body’s immune system.  RNA directs the production of proteins and regulates certain cell activities including the activation of an otherwise dormant cellular defense against viruses and tumors.  Our drug technology utilizes specifically-configured RNA.  Our double-stranded RNA drug product, trademarked Ampligen®, an experimental, unapproved drug, that would be administered intravenously.

Clinical trials of Ampligen® already conducted by us include studies of the potential treatment of ME/CFS, Hepatitis B, HIV and cancer patients with renal cell carcinoma and malignant melanoma.  All of these potential uses will require additional clinical trials to generate the safety and effectiveness data necessary to support regulatory approval.

On July 7, 2008, the FDA accepted for review our NDA for Ampligen® to treat CFS, originally submitted in October 2007. We are seeking marketing approval for the first-ever treatment for CFS. At present, only supportive, symptom-based care is available for CFS patients.  The NDA for Ampligen®, whose chemical designation is Poly I: Poly C12U, is also the first ever accepted for review by the FDA for systemic use of a toll-like receptor therapy to treat any condition.  On February 11, 2009, we were notified by the FDA that the originally scheduled Prescription Drug User Fee Act (“PDUFA”) date of February 25, 2009 has been extended to May 25, 2009.  On May 22, 2009, we were notified by the FDA that it may require additional time to take action beyond the scheduled PDUFA action date of May 25, 2009.  Between March 9, 2009 and September 15, 2009, we issued six new reports to the FDA spanning various subjects including clinical safety assessments, specialized pre-clinical toxicology reports and abbreviated chemistry and manufacturing control reports.

On November 25, 2009, we received a Complete Response Letter (“CRL”) from the FDA which described specific additional recommendations related to the Ampligen® NDA.  In accordance with its 2008 Complete Response procedure, the FDA reviewers determined that they could not approve the application in its present form and provided specific recommendations to address the outstanding issues.

We are carefully reviewing the CRL and will seek a meeting with the FDA to discuss its recommendations upon the compilation of necessary data to be used in our response.  We intend to take the appropriate steps to seek approval and commercialization of Ampligen®.  Most notably, the FDA stated that the two primary clinical studies submitted with the NDA did not provide credible evidence of efficacy of Ampligen® and recommended at least one additional clinical study which shows convincing effect and confirms safety in the target population.  The FDA indicated that the additional study should be of sufficient size and sufficient duration (six months) and include appropriate monitoring to rule out the generation of autoimmune disease.  In addition, patients in the study should be on more than one dose regimen, including at least 300 patients on dose regimens intended for marketing.  We ~~are presently planning a~~continue to plan a confirmatory clinical ~~study~~study of 600 patients which ~~will~~we intend to utilize the same primary endpoints as our earlier studies but with an enlarged number of subjects to potentially achieve a more representative statistical model.  Lastly, additional data including a well-controlled QT interval study (i.e., a measurement of time between the start of the Q wave and the end of the T wave in the heart’s electrical cycle) and pharmacokinetic evaluations of dual dosage regiments were requested.  Other items required by the FDA include certain aspects of Non-Clinical safety assessment and Product Quality.  In the Non-Clinical area, the FDA recommended among other things that we complete rodent carcinogenicity studies in two species.  As part of the NDA submission, we had requested that these studies be waived, but the waiver ~~has not been granted as of March 1, 2010.~~had not been granted.

In September 2008, we engaged Lovelace Respiratory Research Institute (“Lovelace”) in Albuquerque, New Mexico, to perform certain animal toxicity studies in support of our Ampligen® NDA.

On January 14, 2010, we submitted reports of new preclinical data regarding Ampligen® to the FDA that we believe should be sufficient to address certain preclinical issues in the FDA’s CRL.  The preclinical studies discussed in these reports were the combined work-product of the staffs at Hemispherx and Lovelace regarding pharmacokinetic analyses in two lower animal species (primate and rodent).  The new preclinical data showed no evidence of antibodies against Ampligen® in primates nor evidence of an increase in certain undesirable cytokines (specific modulators of the immune system) at clinically used doses of Ampligen® for CFS.  Although most other experimental immunomodulators have been associated with one or more features of aberrant immune activity, including toll-like receptor activators (of which Ampligen® is one), this was specifically not seen with Ampligen® in primates.

Under the Product Quality section of the CRL, the FDA recommended that we submit additional data and complete various analytical procedures.  The collection of these data and the completion of these procedures is already part of our ongoing Quality Control, Quality Assurance program for Ampligen® manufacturing under cGMP (“current Good Manufacturing Practice”) guidelines and our manufacturing enhancement program.

The FDA also commented on Ampligen® manufacturing noting the need to resolve outstanding inspection issues at the facilities producing Ampligen®.  These include our facility located in New Brunswick, NJ and one of our third-party subcontractor manufacturing facilities, Hollister-Stier Laboratories of Spokane, Washington (“Hollister-Stier”).  On December 11, 2009 via Hollister-Stier, we submitted comprehensive new data, from the combined work-product of both staffs, to the District Office (“DO”) of the FDA in Seattle, WA which we believed demonstrated that certain manufacturing issues noted in the pre-approval inspections at the facility had been fully addressed.  On February 2, 2010, Hollister-Stier received a favorable response from the FDA’s Seattle DO in which they noted that certain manufacturing issues noted in the pre-approval inspection at this facility had been fully addressed and made a recommendation to the FDA’s Center for Drug Evaluation and Research (“CDER”) for approval of our subcontractor as a manufacturing site under the Ampligen® NDA.  The DO recommendations are not binding on the FDA and pertain only to the specific manufacturing issues cited in the Ampligen® manufacturing response and to the subcontractor site.  See “Manufacturing” below.

We are also engaged in ongoing, experimental studies assessing the efficacy of Ampligen® against influenza viruses.  The status of our initiative for Ampligen® as an adjuvant for preventative vaccine development includes the pre-clinical studies in seasonal and pandemic influenza for intranasal administration being conducted by Japan’s National Institute for Infectious Diseases (“NIID”).  A three year program targeting regulatory approval for pandemic ~~flu~~influenza and seasonal ~~flu~~influenza in Japan has been funded by the Japanese Ministry of Health with the NIID and Biken (operational arm of the non-profit Foundation for Microbial Disease of Osaka University) in which Ampligen® is used as a mucosal adjuvant with vaccine.  Our arrangement with Biken is part of a process to develop an effective nasal administered vaccine for Japan utilizing the resources of the NIID, varied vaccines and Hemispherx supplied Ampligen®.  See “Research and Development (R&D); Other Viral Diseases” below.

A Phase II Trail for intramuscular administration of Ampligen® for seasonal ~~flu~~influenza was conducted in Australia through St. Vincent’s Hospital.  We have attempted in good faith to obtain the clinical data and retrieve the study samples from St. Vincent’s recently restructured Clinical Trials Centre.  As a prerequisite of payment, we requested the confirmation that samples were properly maintained utilizing current Good Clinical Practice (“cGCP”) and Good Laboratory Practice (“cGLP”) for the controlled environment as per our agreement.  On February 5, 2010, our Counsel advised them in correspondence that, due to the failure to meet the condition precedent to payment, we had no choice but to declare them in breach of the agreement and our intention to terminate the relationship between parties.  Due to the termination of this agreement, we are not able to test the samples taken for this study for efficacy (i.e., the capacity for beneficial change or therapeutic effect from a given treatment).

A study was published in the December 20, 2009 issue of “Virology” by a consortium of researchers at Utah State University and the University of North Carolina, regarding a newly developed animal model of Severe Acute Respiratory Disease Syndrome (“SARS”) which, according to the authors, “…largely mimicked human disease”.  SARS emerged in 2002 in the Guangdong province of Southern China as a new infectious respiratory disease characterized by influenza-like symptoms with a very high mortality rate.  The researchers characterized and adapted a new strain of the SARS virus (SARS-CoV) to mice that was 100% lethal and was associated with the overproduction of cytokines and severe lung pathology (Day CW, et al. Virology, 395:210-222, 2009).  Multiple agents with purported antiviral activity were evaluated for activity in this unique mouse model of the human disease, including Ampligen®.  The researchers found that, unique among the agents tested, Ampligen®, “…protected against death and gross damage to the lungs in the presence of lethal SARS-CoV” and was associated with a reduction in IL-6 concentration in which high levels of the cytokine correlated with the mortality of SARS-CoV infection.  Mortality was high, under the conditions tested, for all the other antiviral agents examined that have previously been used extensively in humans with SARS without definitive evidence of efficacy (Stockman LJ, et al. PLoS Med 3 (9),e 343).  To date, there are no approved agents for treating SARS.  Animal experiments do not necessarily predict safety or efficacy in man.  Encouraged by these results, we are now in preliminary discussions with Chinese clinical research organizations in an attempt to initiate clinical antiviral programs in China.

We estimate that it could take approximately 18 months to three years to complete an Ampligen® clinical study for resubmission to the FDA under the industry norm of three to six months to initiate the study, one to two years to accrue and test patients, three to six months to close-out the study and file the necessary documents with the FDA.  The actual duration to complete the clinical study may be different based on the final design of an accepted FDA clinical Phase III study, availability of participants, clinical sites and any other factors that could impact the implementation of the study, analysis of results, or requirements of the FDA and other governmental organizations.

Additionally, we estimate that the approximate cost to undertake the Ampligen® Phase III clinical study could range from $12,000 to $18,500 per each of the 600 participating patients, for an estimated range of total costs of $7,200,000 to $11,100,000.  Our estimate is based on the belief that our experience from the prior Phase III study and established teams (e.g., Medical, Data Processing, Clinical Monitors, Statisticians, Medical Reporting) along with existing inventory and investigational protocol, could produce financial efficiencies.  We believe that these efficiencies could permit our costs of undertaking a Phase III CFS study to be discounted as compared to a potential $28,500 per patient cost approximated as an industry average for running a Phase III study from scratch, as estimated and adjusted for inflation, utilizing data from the business intelligence firm Cutting Edge Information.  The actual costs of a Phase III investigation study for CFS may differ based on final design of an accepted FDA Phase III clinical study, prevailing costs to undertake clinical studies, qualification and access to CFS patients, insurance and government requirements along with other potential costs or reimbursements unknown at this time.

As discussed below in “Research And Development (“R&D”); Myalgic Encephalomyelitis/ Chronic Fatigue Syndrome” in the October 8, 2009 issue of Science Express, a consortium of researchers from the Whittemore Peterson Institute (“WPI”), the National Cancer Institute and the Cleveland Clinic reported a new retrovirus - XMRV (xenotropic murine leukemia related virus) - in the blood cells of 67% of Chronic Fatigue Syndrome (“CFS”) patients and 3.7% in healthy control subjects.  We believe that our collaboration with WPI could determine if there is a correlation between patient samples from our previously completed Phase III trial of Ampligen® for CFS and XMRV.  If a positive correlation can be determined, it may provide a new perspective on the design of the additional Phase III study as required by the FDA.  However, until it can be determined if XMRV can be recognized and used as a potential validation marker to better identify potential CFS patients, we have delayed finalizing the design of the Phase III clinical study’s protocol.  Therefore, the timing to begin and projection to complete the Phase III study is unknown at this time.

Aside from the foregoing, we cannot estimate what additional studies and/or additional testing or information that the FDA may require. Accordingly, as of this time, we are unable to estimate the nature, timing, costs and necessary efforts to obtain FDA clearance, the anticipated completion dates or whether we will obtain FDA clearance.

Alferon N Injection®

Alferon N Injection® is the registered trademark for our injectable formulation of natural alpha interferon, which is approved by the FDA for the treatment of certain categories of genital warts.  Alferon® is the only natural-source, multi-species alpha interferon currently approved for sale in the U.S.

Interferons are a group of proteins produced and secreted by cells to combat diseases. Researchers have identified four major classes of human interferon: alpha, beta, gamma and omega.  Alferon N Injection® contains a multi-species form of alpha interferon.  The worldwide market for injectable alpha interferon-based products has experienced rapid growth and various alpha interferon injectable products are approved for many major medical uses worldwide.  Alpha interferons are manufactured commercially in three ways: by genetic engineering, by cell culture, and from human white blood cells.  All three of these types of alpha interferon are or were approved for commercial sale in the U.S. Our natural alpha interferon is produced from human white blood cells.

The potential advantages of natural alpha interferon over recombinant (synthetic) interferon produced and marketed by other pharmaceutical firms may be based upon their respective molecular compositions.  Natural alpha interferon is composed of a family of proteins containing many molecular species of interferon.  In contrast, commercial recombinant alpha interferon products each contain only a single species.  Researchers have reported that the various species of interferons may have differing antiviral activity depending upon the type of virus.  Natural alpha interferon presents a broad complement of species, which we believe may account for its higher activity in laboratory studies.  Natural alpha interferon is also glycosylated (partially covered with sugar molecules). Such glycosylation is not present on the currently U.S. marketed recombinant alpha interferons.  We believe that the absence of glycosylation may be, in part, responsible for the production of interferon-neutralizing antibodies seen in patients treated with recombinant alpha interferon.  Although cell culture-derived interferon is also composed of multiple glycosylated alpha interferon species, the types and relative quantity of these species are different from our natural alpha interferon.

Alferon N Injection® [Interferon alfa-n3 (human leukocyte derived)] is a highly purified, natural-source, glycosylated, multi-species alpha interferon product.  There are essentially no antibodies observed against natural interferon to date and the product has a relatively low side-effect profile.

The recombinant DNA derived alpha interferon are now reported to have decreased effectiveness after one year, probably due to antibody formation and other severe toxicities.  These detrimental effects have not been reported with the use of Alferon N Injection®.

The FDA approved Alferon N Injection® in 1989 for the intralesional (within lesions) treatment of refractory (resistant to other treatment) or recurring external genital warts in patients 18 years of age or older.  Certain types of human papillomaviruses (“HPV”) cause genital warts, a sexually transmitted disease (“STD”).  The Centers for Disease Control and Prevention (“CDC”) estimates that approximately twenty million Americans are currently infected with HPV with another six million becoming newly infected each year.

Commercial sales of Alferon N Injection® were halted in March 2008 as the current expiration date of our finished goods inventory expired.  We are undertaking a major capital improvement program to upgrade our manufacturing capability for Alferon N Injection® at our New Brunswick facility that will continue throughout 2010.  As a result, Alferon N Injection® could be available for commercial sales in mid to late 2011.  (Please see “Alferon® Low Dose Oral (LDO)” and “Manufacturing” below in Item 1. Business for more information.)

It is our belief that the use of Alferon® N in combination with Ampligen® has the potential to increase the positive therapeutic responses in chronic life threatening viral diseases.  While Alferon N Injection® remains in clinical development for treating West Nile Virus, the ability to continue this study has been hampered by the significant reduction in confirmed cases.  We also are planning trials of Alferon N Injection® for seriously ill, hospitalized influenza patients in Argentina and potentially other countries.  (Please see “Alferon® Low Dose Oral (LDO)” below for more information.)

Alferon® Low Dose Oral (LDO)

Alferon® LDO [Low Dose Oral Interferon Alfa-n3 (Human Leukocyte Derived)] is an experimental low-dose, oral liquid formulation of Natural Alpha Interferon and like Alferon N Injection® should not cause antibody formation, which is a problem with recombinant interferon.  It is an experimental immunotherapeutic believed to work by stimulating an immune cascade response ~~in the cells of the mouth and throat~~induced by cells through absorption in the oral mucosa, enabling it to bolster systemic ~~immune response through the entire body by absorption through the oral mucosa~~antiviral responses.  Oral interferon could be economically feasible for patients and logistically manageable in development programs in third-world countries primarily affected by ~~HIV~~avian or swine influenza and other emerging viruses ~~(e.g., SARS, Ebola, bird and swine flu)~~.  Oral administration of Alferon® LDO, with its anticipated affordability, low toxicity, no production of antibodies, and broad range of potential bioactivity, ~~could be a breakthrough~~may provide a low cost treatment or prevention for a broad spectrum of viral diseases.

We have conducted early stage clinical trials as part of an evaluation of the experimental bio-therapeutic Alferon® LDO as a potential new experimental therapy against influenza viruses and other lethal viral diseases, which have high acute death rates.  Clinical trials in human volunteers were designed to determine whether Alferon®, delivered in this new, experimental oral drug delivery format, can resuscitate the broad-spectrum antiviral and immunostimulatory genes.  While adequate samples were retrieved from the clinical trials sites, the next phase of the study was delayed due to funding considerations and has recently been reinitiated.  Potential facilities to undertake the gene expression analysis phase of the study are currently being identified with the intention to complete the clinical trial.

Alferon® LDO is undergoing pre-clinical testing for possible prophylaxis against influenza.  Subject to FDA authorization and/or authorization of regulatory authorities in other countries, the finished goods inventory of Alferon N Injection® 5ml vials could be used to produce approximately 11,000,000 sachets of Alferon® Low Dose Oral (“LDO”) for clinical trials.  However, no assurance can be given that this inventory will be permitted to be used in future clinical trials or for any other clinical use.  While the studies to date have been encouraging, preliminary testing in the laboratory and animals is not necessarily predictive of successful results in clinical testing or human treatment.  No assurance can be given that similar results will be observed in clinical trials.  Use of Alferon® as a possible treatment of any ~~flu~~influenza or other viral infection requires prior regulatory approval and there can be no assurance that such approval can be obtained either for clinical trial use or commercial sale.

In October 2009, we submitted a protocol to the FDA proposing to conduct a Phase II Trial, well-controlled, clinical study using Alferon® LDO for the prophylaxis and treatment of seasonal and pandemic influenza of more than 200 subjects.  Following a teleconference with the FDA in November 2009, the FDA placed the proposed study on “Clinical Hold” because the protocol was deemed by the FDA to deficient in design, and because of the need for additional information to be submitted in the area of chemistry, manufacturing and controls (“CMC”).  Thereafter in December 2009, we submitted additional information by Amendment with respect to both the clinical protocol design issues and the CMC items.  In January 2010, the FDA acknowledged that our responses to the clinical study design issues were acceptable; however, removal of the Clinical Hold was not warranted because the FDA believed that certain CMC issues had not been satisfactorily resolved.  In this regard, the FDA communicated concern regarding the extended storage of Alferon® LDO drug product clinical lots which had been manufactured from an active pharmaceutical ingredient (“API”) of Alferon N Injection® manufactured in year 2001.  While the biological (antiviral) potency of the product had remained intact, we learned through newly conducted physico-chemical tests (the “new tests” of temperature, pH, oxidation and light on the chemical stability of the active API), that certain changes in the drug over approximately nine storage years (combined storage of Alferon N Injection® plus storage of certain LDO sachets) had introduced changes in the drug which might adversely influence the human safety profile.  These “new tests” are part of recent FDA requirements for biological products, such as interferon, which did not exist at the time of the original FDA approval of Alferon N Injection® for commercialization and at the time of FDA approval of the “Establishment License” for Hemispherx’ manufacturing facility.  Based on the recent FDA request, we have now established and implemented the “new test” procedures.  As a result, we have found that certain Alferon N Injection® lots with extended storage (i.e., approximately eight to nine years) do appear to demonstrate some altered physico-chemical properties.  However we have also observed that more recent lots, including those manufactured beginning in the year 2006, are superior with respect to the enhanced scrutiny of these tests and, in our view, could be considered appropriate for clinical trials in the Alferon® LDO sachet format.  Due to the capital improvements and enhancements to the manufacturing process at our New Brunswick facility, we intend to submit new data to the FDA in late 2010 utilizing more current Raw Materials and/or Work In Progress inventory.  We believe that the full Clinical Hold could be thereafter lifted if the FDA concurs that these data address the outstanding CMC issues cited in the January 2010 FDA recommendations.

Oragens®

In 1999, we acquired a series of patents on Oragens®, potentially a set of oral broad spectrum antivirals and immunological enhancers, through a licensing agreement with Temple University in Philadelphia, PA.  For a $30,000 annual minimum royalty payment and costs to maintain the patents, we were granted an exclusive worldwide license from Temple for the Oragens® products.  These compounds had been evaluated in various academic laboratories for application to chronic viral and immunological disorders.

In the 2009 review of our patent rights to determine whether they have continuing value, we undertook an analysis of the Oragen® patents prior to renewing the licensing agreement with Temple University.  This review included a cost/benefit analysis of the patents’ ultimate revenue and profitability potential in consideration of their remaining life.  In addition, management studied the rights as to whether each patent continues to fit into our strategic business plans for Ampligen®, Alferon N Injection® and Alferon® LDO.  As a result of this process, we proposed a patent renewal agreement that significantly discounted the prior agreement’s annual minimum royalty payment.  In February 2010, it was formally communicated by Temple University that they had elected not to pursue our proposal to renew the series of patents on Oragens®.  Accordingly as of December 2009, we wrote-off the remaining value of these patents from Patent and Trademark Rights resulting in a net expense for Patents Abandoned of $114,000.

The following table sets forth the costs related to our major products for each of the prior three years. Our aggregate expenses from the time that we first started developing nucleic acid pharmaceutical technology in the mid 1980s through March 2003 were substantially related to the development of Ampligen®, and from that date through the current period were substantially related to Ampligen® and Alferon

	(dollars in thousands)
	Year Ended December 31, 2009
Costs and Expenses
	Ampligen® NDA	Alferon N Injection®	Alferon ® LDO	Other	Total

Production/cost of goods sold	$-	$584	$-	$-	$584
Research and development	5,026	-	1,784	185	6,995
General and administrative	3,844	447	1,364	141	5,796

Total	$8,870	$1,031	$3,148	$326	$13,375

	(dollars in thousands)
	Year Ended December 31, 2008
Costs and Expenses
	Ampligen® NDA	Alferon N Injection®	Alferon ® LDO	Other	Total

Production/cost of goods sold	$-	$798	$-	$-	$798
Research and development	5,491	-	-	309	5,800
General and administrative	5,392	783	-	303	6,478

Total	$10,883	$1,581	$-	$612	$13,076

	(dollars in thousands)
	Year Ended December 31, 2007
Costs and Expenses
	Ampligen® NDA	Alferon N Injection®	Alferon® LDO	Other	Total

Production/cost of goods sold	$-	$930	$-	$-	$930
Research and development	10,283	-	-	161	10,444
General and administrative	8,113	784	-	127	8,974

Total	$18,396	$1,664	$-	$288	$20,348